AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19,2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                            Leesport Financial Corp.
                     Formerly: First Leesport Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($5.00 par value)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   320682-10-7
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                  July 23, 2003
                      -------------------------------------

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

            [ ]  Rule 13d-1 (b)
            |X|  Rule 13d-1 (c)
            [ ]  Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  320682-10-7

1        NAME OF REPORTING PERSONS

                  Investors of America Limited Partnership
                  IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)
                                                                       ---

                                                                   (b)
                                                                       ---

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                               5     SOLE VOTING POWER
NUMBER OF SHARES                                               0
BENEFICIALLY OWNED
BY EACH REPORTING                              6     SHARED VOTING POWER
PERSON WITH                                                     0

                                               7     SOLE DISPOSITIVE POWER
                                                               0

                                               8     SHARED DISPOSITIVE POWER
                                                                0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  0.0%

12       TYPE OF REPORTING PERSON (See Instructions)
                  PN

ITEM 1 (A) NAME OF ISSUER:  Leesport Financial Corp.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  1240 Broadcasting
                  Road, Wyomissing, PA 19610

ITEM 2 (A) NAME OF PERSON FILING:  Investors of America Limited Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE: 135 North Meramec, Clayton, MO  63105.

ITEM 2 (C) CITIZENSHIP: Investors of America Limited Partnership is a Nevada
                  limited partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:  This statement relates to Common
                  Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:              320682-10-7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a) - (j)  Not Applicable

ITEM 4  OWNERSHIP:

       (a) Amount beneficially owned: None
       (b) Percent of class: 0.0%
       (c) Number of shares as to which the person has:
           (i) Sole power to vote or to direct the vote: None
          (ii) Shared power to vote or to direct the vote: None
         (iii) Sole power to dispose or to direct the disposition of: None
          (iv) Shared power to dispose or to direct the disposition of: None

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         This item is not applicable.

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10 CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 19, 2003

                                     INVESTORS OF AMERICA LIMITED PARTNERSHIP


                                      /S/ James F. Dierberg
                                      -----------------------------------------
                                          James F. Dierberg, President of First
                                          Securities America, General Partner